FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	March	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated March 15, 2005 (“Telstra Launches BlackBerry On Its CDMA Network ")	Page No 3

Document 1

March 15, 2005

FOR IMMEDIATE RELEASE

Telstra Launches BlackBerry On Its CDMA Network

Sydney, Australia and Waterloo, Canada - Telstra and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) have announced the availability of BlackBerry(R)on Telstra's CDMA mobile network in Australia.

“The ability to work or stay in constant touch while out of the office, virtually anywhere in Australia, has just got easier,” said Jenny Roche, Head of Small Business and CDMA at Telstra. “Making BlackBerry available on our CDMA network will enable many more Australians, wherever they are based, to keep business moving, while they’re moving.”

The CDMA-based BlackBerry 7250™ features email, text messaging, a built-in phone, Bluetooth® support for hands-free use with headset or car kit, a bright full color screen, full HTML Web browsing and 32MB of memory for storing messages, calendar appointments and pictures. This powerful handheld allows users to manage their information and stay connected via a single, integrated device.

“We are very pleased that Telstra is extending the BlackBerry platform to its CDMA customers,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “Telstra has been quick to deploy the BlackBerry 7250, enabling more customers in Australia to enjoy the communications and productivity benefits of the push-based BlackBerry platform.”

Telstra introduced BlackBerry to mobile professionals in Australia on its GSM/GPRS mobile network in 2002. The CDMA network covers more than 98 per cent of the population, or more than 1.6 million square kilometres across both rural and metropolitan areas.

About Telstra

Telstra is Australia’s leading telecommunications carrier and a world-class fully integrated, full service provider across wireline, ADSL, HFC, satellite and digital wireless networks and platforms. Telstra has more than 10 million household, business and wholesale customers. Telstra is Australia’s leading ISP, has the most highly accessed family of internet portals and sites and provides entertainment and multimedia content over its broadband network and through its Pay-TV joint venture.

Telstra owns and operates one of the most technologically advanced networks, offering end-to-end solutions ranging from broadband, IP, mobile and intelligent network services, to voice and data network hubs, call centres, and advanced multimedia and e-commerce applications. It has business operations in North America, UK/Europe and the Asia-Pacific region.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, Research In Motion provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. Research In Motion technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. Research In Motion’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the Research In Motion Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, Research In Motion operates offices in North America, Europe and Asia Pacific. Research In Motion is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts:
Warwick Ponder
Telstra
(02) 9298 4619
0409 369 711

Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

Investor Contact:
Research In Motion Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	March 15, 2005	By:	/s/ Dennis Kavelman (Signature)
Dennis Kavelman
Chief Financial Officer